United States Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (“Filer”): Coles Myer Ltd.

B.	(1) This is [check one]:

  ☒ an original filing for the Filer

  ☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

  Name of subject company: Coles Myer Ltd.

  Form type: Form CB

  File Number (if known): None

  Filed by: Coles Myer Ltd.

  Date Filed (if filed concurrently, so indicate): Filed concurrently with this Form F-X

D.	The Filer is incorporated under the laws of the Commonwealth of Australia and has its principal place of business at 800 Toorak Road, Tooronga, Victoria, 3146, Australia.

E.	The Filer designates and appoints CT Corporation System (“Agent”) located at 111 Eighth Avenue, 13th Floor, New York, NY 1001, telephone (212) 590-9200 (“Agent”) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on June 8, 2006 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with the use of Form CB stipulates and agrees to appoint a successor agent for service of process and file and amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, Australia this 2nd day of June, 2006.

COLES MYER LTD.

By:	/s/ Peter Patterson
Name:	Peter Patterson
Title:	Assistant Company Secretary

CT CORPORATION SYSTEM

(Signature)	/s/ Jennifer Sodano
Name:	Jennifer Sodano
Title:	Assistant Secretary
(Authorized Agent)

(Date): June 8, 2006